UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 39)*

SAUL CENTERS INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

804395 10 1
(CUSIP Number)

Dan Goldstein 7501 Wisconsin Avenue, Suite 1500 Bethesda, Maryland 20814 (301) 986-6099
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS B. Francis Saul II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 253,020
	8.	SHARED VOTING POWER (See Item 5) 17,813,916 (1)
	9.	SOLE DISPOSITIVE POWER (See Item 5) 253,020
	10.	SHARED DISPOSITIVE POWER (See Item 5) 17,813,916 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,066,937 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1)
Includes 7,886,916 units of limited partnership interest (“Units”) in Saul Holdings Limited Partnership (“SHLP”) convertible into 7,886,916 shares of the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc. (“Saul Centers”) that are exercisable within 60 days of the date hereof. In general, the Units are convertible into shares of Common Stock on a one-for-one basis provided that, in accordance with the Articles of Incorporation of Saul Centers, the rights may not be exercised at any time that the B. Francis Saul II, family members of B. Francis Saul II, entities controlled by B. Francis Saul II and other affiliates of B. Francis Saul II (collectively, the “Saul Organization”) beneficially owns, directly or indirectly, in the aggregate more than 39.9% of the value of the Company’s outstanding Common Stock and Preferred Stock (the “Ownership Limit”). The Units are directly held by each of B. F. Saul Property Company (formerly Franklin Property Company) (“Saul Property”), B. F. Saul Real Estate Investment Trust (the “Saul Trust”), Avenel Executive Park Phase II, L.L.C. (“Avenel”), Dearborn, L.L.C. (“Dearborn”) and SHLP Unit Acquisition Corp. (“SHLP Unit Acquisition”).

(2)
Based on 23,116,832 shares of Common Stock of Saul Centers and 7,886,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

1.	NAMES OF REPORTING PERSONS B.F. Saul Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 320,514
	8.	SHARED VOTING POWER (See Item 5) 16,366,931 (1)
	9.	SOLE DISPOSITIVE POWER (See Item 5) 320,514
	10.	SHARED DISPOSITIVE POWER (See Item 5) 16,366,931 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,366,931 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (2)
14.	TYPE OF REPORTING PERSON CO

(1)
 Includes 6,995,305 Units convertible into 6,995,305 shares of Common Stock of Saul Centers that are exercisable within 60 days of the date hereof. The Units are directly held by each of Saul Property, Saul Trust, Avenel, Dearborn and SHLP Unit Acquisition.

(2)
Based on 23,116,832 shares of Common Stock of Saul Centers and 7,886,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

1.	NAMES OF REPORTING PERSONS B.F. Saul Real Estate Investment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 11,203,663 (1)
	8.	SHARED VOTING POWER (See Item 5) 15,360,103 (2)
	9.	SOLE DISPOSITIVE POWER (See Item 5) 11,203,663 (1)
	10.	SHARED DISPOSITIVE POWER (See Item 5) 15,360,103 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,360,103 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.2% (3)
14.	TYPE OF REPORTING PERSON OO

(1)
 Includes 6,671,018 Units convertible into 6,671,018 shares of Common Stock of Saul Centers that are exercisable within 60 days of the date hereof. The Units are directly held by each of Saul Trust, Avenel, Dearborn and SHLP Unit Acquisition

(2)
Based on 23,116,832 shares of Common Stock of Saul Centers and 7,816,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

1.	NAMES OF REPORTING PERSONS Dearborn, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 2,458,144 (1)
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 2,458,144 (1)
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,144 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,924,388 Units convertible into 1,924,388 shares of Common Stock of Saul Centers that are exercisable within 60 days of the date hereof.

(2)
Based on 23,116,832 shares of Common Stock of Saul Centers and 7,886,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

1.	NAMES OF REPORTING PERSONS SHLP Unit Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 1,684,223 (1)
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 1,684,223(1)
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,223(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 1,538,005 Units convertible into 1,538,005 shares of Common Stock of Saul Centers that are exercisable within 60 days of the date hereof.

(2)
Based on 23,116,832 shares of Common Stock of Saul Centers and 7,886,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

AMENDMENT NO. 39
TO
SCHEDULE 13D

ITEM 1.	Security and Issuer.
The following constitutes Amendment No. 39 (this “Amendment”) to the Schedule 13D, as amended from time to time (the “Schedule 13D”), filed by the undersigned with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background.
Item 2 is amended in its entirety to read as follows:
This statement is filed by:

(1)	B. F. Saul Property Company (formerly Franklin Property Company) (“Saul Property”), a Maryland corporation, with respect to the Common Stock directly and beneficially owned by it;

(2)	Westminster Investing LLC (“Westminster Investing”), a New York limited liability company, with respect to the Common Stock directly and beneficially owned by it;

(3)	Van Ness Square Corporation (“Van Ness”), a Maryland corporation, with respect to the Common Stock directly and beneficially owned by it;

(4)	Avenel Executive Park Phase II, L.L.C. (“Avenel”), a Maryland limited liability company, with respect to the Common Stock directly and beneficially owned by it;

(5)	Dearborn, L.L.C. (“Dearborn”), a Delaware limited liability company, with respect to the Common Stock directly and beneficially owned by it;

(6)	SHLP Unit Acquisition Corp. (“SHLP Unit Acquisition”), a Maryland corporation, with respect to the Common Stock directly and beneficially owned by it;

(7)
B. F. Saul Real Estate Investment Trust (the “Saul Trust”), a Maryland real estate investment trust, as the sole member of Avenel and Dearborn and the sole shareholder of SHLP Unit Acquisition, and with respect to the Common Stock directly and beneficially owned by it;

(8)
B. F. Saul Company (the “Saul Company”), a District of Columbia corporation, as the sole equityholder of Saul Property and the controlling equityholder of the Saul Trust with respect to the Common Stock directly and beneficially owned by it;

(9)	Sharon Elizabeth Saul Trust, a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(10)	Elizabeth Willoughby Saul Trust, a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(11)	Andrew M. Saul Trust, a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(12)	Patricia English Saul Trust, a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(13)	FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II (the “Saul Family Trust”), a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(14)	Trust FBO Andrew M. Saul II (the “A.M.S. Trust”), a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(15)	Trust FBO Patricia English Saul (the “P.E.S. Trust”), a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(16)	Trust FBO Sharon Elizabeth Saul (the “S.E.S. Trust”), a Maryland trust, with respect to the Common Stock directly and beneficially owned by it;

(17)	Patricia E. Saul, a citizen of the United States of America, with respect to the Common Stock directly and beneficially owned by her; and

(18)
B. Francis Saul II, a citizen of the United States of America, as the Chairman of the Board, a Director and Chief Executive Officer of the Saul Company, the Saul Trust, Westminster Investing and Van Ness, as the Trustee of the Trusts, and with respect to the Common Stock directly and beneficially owned by him.

Each of the forgoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Saul Property, Westminster Investing, Van Ness, Avenel, Dearborn, SHLP Unit Acquisition, Saul Trust and Saul Company are hereinafter referred to collectively as the “Saul Entities.” The Saul Family Trust, the A.M.S. Trust, the P.E.S. Trust, the S.E.S Trust, the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust are hereinafter referred to collectively as the “Trusts.” Each of the Reporting Persons files this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

(a)	The address of the principal office of each of the Saul Entities and the Trusts is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

(b)	The principal business of the Saul Company is the development, ownership and management of real estate, directly or indirectly through subsidiary entities.

(c)	The principal business of the Saul Trust is the development, ownership and management of real estate, directly or indirectly through subsidiary entities.

(d)	The principal business of Saul Property is real estate management.

(e)	The principal business of Westminster Investing is investing in the equity interests of affiliated entities.

(f)	The principal business of Van Ness is investing in the equity interests of affiliated entities.

(g)	The principal business of Avenel is investing in the equity interests of affiliated entities.

(h)	The principal business of Dearborn, L.L.C. is the ownership and development of real estate and investing in the equity interests of affiliated entities.

(i)	The principal business of SHLP Unit Acquisition is investing in the equity interests of affiliated entities.

(j)	The principal business of the Trusts is to hold investments for one or more family members of B. Francis Saul II.

(k)	The principal occupation of Patricia E. Saul is housewife.

(l)
The principal occupation of B. Francis Saul II is serving as Chairman of the Board, a Director and Chief Executive Officer of Saul Centers, the Saul Company, and the Saul Trust and as Trustee of the Trusts.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is amended in its entirety to read as follows:
A Deferred Compensation and Stock Plan for Directors (the “Directors Plan”) was established by Saul Centers for the benefit of its directors and their beneficiaries. Pursuant to the Directors Plan, B. Francis Saul II has elected to defer all of his director’s fees into a stock deferred fee account. Fees earned during a calendar quarter are aggregated and divided by the Common Stock’s closing market price on the first trading day of the following quarter to determine the number of shares to be allocated to Mr. Saul. Upon the occurrence of events specified in the Directors Plan, amounts credited to the stock deferred fee account shall be paid by the delivery by Saul Centers of certificates representing a like number of shares of Common Stock. Under the terms of the Directors Plan, Mr. Saul is not eligible to vote or dispose of the shares of Common Stock until they are issued. Although unlikely at this time, some of the events that would cause the delivery of the Common Stock to Mr. Saul could, in theory, take place within 60 days. On the date of Amendment No. 39, Mr. Saul had deferred fees that would entitle him to delivery of 33,278 shares of Common Stock.
Amounts held in the stock deferred fee account receive dividends on the same basis as shares of Common Stock, with dividends being reinvested on terms identical to Saul Centers’ DRIP. Since the date of Amendment No. 38 to this Schedule 13D, the following dividend reinvestments were made pursuant to Mr. Saul’s stock deferred fee account:

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$7,758	$34.44	225
April 30, 2012	$7,894	$38.93	203
July 31, 2012	$8,028	$40.43	199
October 31, 2012	$8,150	$42.23	193
January 31, 2013	$8,270	$41.67	198
April 30, 2013	$8,412	$42.85	196
July 31, 2013	$8,533	$45.21	189
October 31, 2013	$8,657	$46.27	187
January 31, 2014	$8,771	$45.15	194
April 30, 2014	$9,875	$44.14	224
July 31, 2014	$10,025	$46.79	214
October 31, 2014	$10,164	$52.71	193
January 30, 2015	$10,285	$56.74	181
April 30, 2015	$11,181	$50.21	223
July 31, 2015	$11,340	$50.30	225
October 30, 2015	$11,489	$55.73	206
January 29, 2016	$11,631	$47.76	244
April 29, 2016	$12,878	$51.59	250
July 29, 2016	$13,052	$65.64	199
October 28, 2016	$13,191	$57.18	231
January 31, 2017	$14,479	$61.85	234
April 28, 2017	$14,650	$59.67	246
July 31, 2017	$14,839	$57.40	259
October 31, 2017	$15,021	$59.33	253
January 31, 2018	$15,499	$52.71	294
April 30, 2018	$15,717	$47.54	331
July 31, 2018	$15,960	$51.68	309
October 31, 2018	$16,180	$49.34	328
January 31, 2019	$16,737	$51.28	326
April 30, 2019	$16,973	$51.38	330
July 31, 2019	$17,219	$53.66	321
October 31, 2019	$17,462	$52.84	330
Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of units limited partnership interests (“Units”) in Saul Holdings Limited Partnership (“SHLP”) may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment No. 38 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on a quarterly basis. Since the filing of Amendment No. 38 to this Schedule 13D, the Saul Trust, B.F. Saul Property, Avenel, Dearborn, the Saul Company and SHLP Unit Acquisition participated in the DRIP and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$2,983,993	$34.44	86,644
April 30, 2012	$3,139,555	$38.93	80,654
July 31, 2012	$3,273,191	$40.43	80,960
October 31, 2012	$3,351,462	$42.23	79,364
January 31, 2013	$3,380,033	$41.67	81,122
April 30, 2013	$3,409,237	$42.85	79,563
July 31, 2013	$3,437,879	$45.21	76,048
October 31, 2013	$3,465,213	$46.92	73,850
January 31, 2014	$3,491,776	$45.79	76,257
April 30, 2014	$3,910,252	$44.76	87,352
July 31, 2014	$1,040,000	$46.79	22,228
October 31, 2014	$1,040,000	$52.71	19,729
January 30, 2015	$2,251,509	$56.74	39,681
April 30, 2015	$2,428,626	$50.21	48,372
July 31, 2015	$2,197,957	$50.30	43,693
October 30, 2015	$2,208,157	$55.73	39,621
January 29, 2016	$2,217,435	$49.24	45,036
April 29, 2016	$2,435,267	$51.59	47,200
July 29, 2016	$2,447,387	$65.64	37,285
October 28, 2016	$2,457,060	$57.18	42,969
January 31, 2017	$2,678,289	$61.85	43,305
April 28, 2017	$2,690,511	$59.67	45,087
July 31, 2017	$2,983,500	$57.40	51,978
October 31, 2017	$2,983,500	$59.33	50,287
January 31, 2018	$3,025,733	$52.71	57,398
April 30, 2018	$3,037,750	$47.54	63,893
July 31, 2018	$5,634,853	$52.16	108,032
October 31, 2018	$5,691,034	$49.79	114,305
January 31, 2019	$3,164,617	$51.28	61,714
April 30, 2019	$3,181,362	$51.38	61,917
July 31, 2019	$3,190,499	$53.66	59,463
October 31, 2019	$3,203,123	$52.84	60,618

Saul Property

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$192,591	$34.44	5,592
April 30, 2012	$194,605	$38.93	4,999
July 31, 2012	$196,404	$40.43	4,858
October 31, 2012	$198,153	$42.23	4,692
January 31, 2013	$199,842	$41.67	4,796
April 30, 2013	$201,569	$42.85	4,704
July 31, 2013	$203,263	$45.21	4,496
October 31, 2013	$204,805	$47.13	4,346
January 31, 2014	$206,416	$45.98	4,489
April 30, 2014	$231,126	$44.95	5,142
July 31, 2014	$-	$-	-
October 31, 2014	$-	$-	-
January 30, 2015	$-	$-	-
April 30, 2015	$-	$-	-
July 31, 2015	$250,706	$50.30	4,984
October 30, 2015	$252,834	$55.73	4,537
January 29, 2016	$254,792	$49.24	5,175
April 29, 2016	$280,954	$51.59	5,445
July 29, 2016	$283,486	$65.64	4,319
October 28, 2016	$285,530	$57.18	4,993
January 31, 2017	$312,300	$62.96	4,960
April 28, 2017	$314,891	$60.74	5,184
July 31, 2017	$317,506	$58.42	5,435
October 31, 2017	$320,284	$60.37	5,305
January 31, 2018	$329,368	$53.63	6,141
April 30, 2018	$332,515	$48.37	6,875
July 31, 2018	$336,115	$52.57	6,394
October 31, 2018	$339,426	$50.17	6,765
January 31, 2019	$349,530	$52.14	6,704
April 30, 2019	$353,091	$52.23	6,760
July 31, 2019	$356,662	$54.54	6,540
October 31, 2019	$360,159	$53.70	6,707

Avenel

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$4,554	$34.44	132
April 30, 2012	$4,601	$38.93	118
July 31, 2012	$4,644	$40.43	115
October 31, 2012	$4,685	$42.23	111
January 31, 2013	$4,725	$41.67	113
April 30, 2013	$4,766	$42.85	111
July 31, 2013	$4,806	$45.21	106
October 31, 2013	$4,791	$46.52	103
January 31, 2014	$4,858	$45.40	107
April 30, 2014	$5,414	$44.38	122
July 31, 2014	$-	$-	-
October 31, 2014	$-	$-	-
January 30, 2015	$-	$-	-
April 30, 2015	$-	$-	-
July 31, 2015	$-	$-	-
October 30, 2015	$-	$-	-
January 29, 2016	$-	$-	-
April 29, 2016	$-	$-	-
July 29, 2016	$-	$-	-
October 28, 2016	$-	$-	-
January 31, 2017	$-	$-	-
April 28, 2017	$-	$-	-
July 31, 2017	$-	$-	-
October 31, 2017	$-	$-	-
January 31, 2018	$-	$-	-
April 30, 2018	$-	$-	-
July 31, 2018	$7,315	$52.99	138
October 31, 2018	$7,419	$50.58	147
January 31, 2019	$-	$-	-
April 30, 2019	$-	$-	-
July 31, 2019	$-	$-	-
October 31, 2019	$-	$-	-

Dearborn

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$827,989	$34.44	24,042
April 30, 2012	$784,694	$38.93	20,159
July 31, 2012	$791,952	$40.43	19,588
October 31, 2012	$799,003	$42.23	18,921
January 31, 2013	$805,815	$41.67	19,340
April 30, 2013	$812,777	$42.85	18,968
July 31, 2013	$819,606	$45.21	18,130
October 31, 2013	$826,129	$46.56	17,742
January 31, 2014	$832,483	$45.44	18,321
April 30, 2014	$932,316	$44.42	20,988
July 31, 2014	$-	$-	-
October 31, 2014	$-	$-	-
January 30, 2015	$88,458	$56.74	1,559
April 30, 2015	$86,808	$50.21	1,729
July 31, 2015	$317,520	$50.30	6,312
October 30, 2015	$307,302	$55.73	5,514
January 29, 2016	$298,033	$49.24	6,053
April 29, 2016	$314,209	$51.59	6,090
July 29, 2016	$302,009	$65.64	4,601
October 28, 2016	$292,369	$57.18	5,113
January 31, 2017	$305,154	$61.85	4,934
April 28, 2017	$292,942	$59.67	4,909
July 31, 2017	$280,111	$57.40	4,880
October 31, 2017	$280,097	$59.33	4,721
January 31, 2018	$-	$-	-
April 30, 2018	$-	$-	-
July 31, 2018	$1,283,226	$52.96	24,229
October 31, 2018	$1,295,815	$50.55	25,636
January 31, 2019	$-	$-	-
April 30, 2019	$-	$-	-
July 31, 2019	$-	$-	-
October 31, 2019	$-	$-	-

Saul Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$88,294	$34.44	2,564
April 30, 2012	$89,217	$38.93	2,292
July 31, 2012	$90,042	$40.43	2,227
October 31, 2012	$90,844	$42.23	2,151
January 31, 2013	$91,619	$41.67	2,199
April 30, 2013	$92,410	$42.85	2,157
July 31, 2013	$93,187	$45.21	2,061
October 31, 2013	$93,929	$46.27	2,030
January 31, 2014	$94,660	$45.15	2,096
April 30, 2014	$106,016	$44.14	2,402
July 31, 2014	$106,976	$46.79	2,286
October 31, 2014	$107,891	$52.71	2,047
January 30, 2015	$-	$-	-
April 30, 2015	$-	$-	-
July 31, 2015	$116,863	$50.30	2,323
October 30, 2015	$117,862	$55.73	2,115
January 29, 2016	$118,771	$49.24	2,412
April 29, 2016	$130,953	$51.59	2,538
July 29, 2016	$132,146	$65.64	2,013
October 28, 2016	$133,093	$57.18	2,328
January 31, 2017	$145,607	$61.85	2,354
April 28, 2017	$146,807	$59.67	2,460
July 31, 2017	$148,062	$57.40	2,579
October 31, 2017	$149,378	$59.33	2,518
January 31, 2018	$153,616	$52.71	2,914
April 30, 2018	$155,131	$47.54	3,263
July 31, 2018	$156,828	$51.68	3,034
October 31, 2018	$158,406	$49.34	3,211
January 31, 2019	$163,154	$51.28	3,182
April 30, 2019	$164,840	$51.38	3,208
July 31, 2019	$166,540	$53.66	3,104
October 31, 2019	$168,185	$52.84	3,183

Westminster Investing LLC

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$-	$-	-
April 30, 2012	$-	$-	-
July 31, 2012	$-	$-	-
October 31, 2012	$-	$-	-
January 31, 2013	$-	$-	-
April 30, 2013	$-	$-	-
July 31, 2013	$-	$-	-
October 31, 2013	$-	$-	-
January 31, 2014	$-	$-	-
April 30, 2014	$-	$-	-
July 31, 2014	$-	$-	-
October 31, 2014	$-	$-	-
January 30, 2015	$-	$-	-
April 30, 2015	$-	$-	-
July 31, 2015	$-	$-	-
October 30, 2015	$-	$-	-
January 29, 2016	$-	$-	-
April 29, 2016	$-	$-	-
July 29, 2016	$-	$-	-
October 28, 2016	$-	$-	-
January 31, 2017	$328,277	$63.03	5,208
April 28, 2017	$330,923	$60.81	5,442
July 31, 2017	$333,699	$58.48	5,706
October 31, 2017	$336,645	$60.44	5,570
January 31, 2018	$346,149	$53.69	6,447
April 30, 2018	$349,474	$48.42	7,218
July 31, 2018	$353,253	$52.62	6,713
October 31, 2018	$356,703	$50.23	7,102
January 31, 2019	$367,320	$52.19	7,038
April 30, 2019	$371,069	$52.29	7,097
July 31, 2019	$374,818	$54.59	6,866
October 31, 2019	$378,416	$53.75	7,040

SHLP Unit Acquisition

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$544,787	$34.44	15,819
April 30, 2012	$550,482	$38.93	14,142
July 31, 2012	$555,573	$40.43	13,742
October 31, 2012	$560,520	$42.23	13,273
January 31, 2013	$565,298	$41.67	13,567
April 30, 2013	$570,183	$42.85	13,307
July 31, 2013	$574,973	$45.21	12,719
October 31, 2013	$579,478	$46.37	12,498
January 31, 2014	$584,006	$45.25	12,907
April 30, 2014	$654,067	$44.24	14,786
July 31, 2014	$-	$-	-
October 31, 2014	$-	$-	-
January 30, 2015	$-	$-	-
April 30, 2015	$-	$-	-
July 31, 2015	$-	$-	-
October 30, 2015	$-	$-	-
January 29, 2016	$-	$-	-
April 29, 2016	$-	$-	-
July 29, 2016	$-	$-	-
October 28, 2016	$-	$-	-
January 31, 2017	$-	$-	-
April 28, 2017	$-	$-	-
July 31, 2017	$-	$-	-
October 31, 2017	$-	$-	-
January 31, 2018	$-	$-	-
April 30, 2018	$-	$-	-
July 31, 2018	$882,760	$53.17	16,601
October 31, 2018	$891,371	$50.75	17,565
January 31, 2019	$-	$-	-
April 30, 2019	$-	$-	-
July 31, 2019	$-	$-	-
October 31, 2019	$-	$-	-

Under Saul Centers’ Amended 2004 Stock Plan, the Board of Directors has approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. In addition, under the Amended 2004 Stock Plan, Mr. Saul receives an annual grant of an option to purchase 2,500 shares. Options to purchase 12,500 shares are exercisable within 60 days of this Amendment. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:
B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$988	$34.44	29
April 30, 2012	$998	$38.93	26
July 31, 2012	$1,079	$40.43	27
October 31, 2012	$1,089	$42.23	25
January 31, 2013	$1,098	$41.67	26
April 30, 2013	$1,169	$45.21	26
July 31, 2013	$1,189	$45.21	26
October 31, 2013	$1,199	$46.27	26
January 31, 2014	$2,108	$45.15	47
April 30, 2014	$2,361	$44.14	53
July 31, 2014	$2,462	$46.79	53
October 31, 2014	$2,483	$52.71	47
January 30, 2015	$2,502	$56.74	44
April 30, 2015	$13,459	$50.21	268
July 31, 2015	$13,660	$50.30	272
October 30, 2015	$13,777	$55.73	247
January 29, 2016	$13,883	$49.24	282
April 29, 2016	$15,307	$51.59	297
July 29, 2016	$15,540	$65.64	237
October 28, 2016	$15,652	$57.18	274
January 31, 2017	$17,123	$61.85	277
April 28, 2017	$17,265	$59.67	289
July 31, 2017	$17,514	$57.40	305
October 31, 2017	$17,670	$59.33	298
January 31, 2018	$18,171	$52.71	345
April 30, 2018	$18,350	$47.54	386
July 31, 2018	$18,655	$51.68	361
October 31, 2018	$18,843	$49.34	382
January 31, 2019	$19,407	$51.28	378
April 30, 2019	$19,608	$51.38	382
July 31, 2019	$19,916	$53.66	371
October 31, 2019	$20,113	$52.84	381

In addition, Mrs. Patricia E. Saul, the wife of B. Francis Saul II, has participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to Mrs. Patricia E. Saul are being reported in this Schedule 13D because B. Francis Saul II, by reason of his possible influence over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by Mrs. Patricia E. Saul, except to the extent of his pecuniary interest therein.
The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:
Patricia E. Saul

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased

January 31, 2012	$30,354	$34.44	881
April 30, 2012	$30,671	$38.93	788
July 31, 2012	$30,955	$40.43	766
October 31, 2012	$31,230	$42.23	740
January 31, 2013	$31,497	$41.67	756
April 30, 2013	$31,769	$42.85	741
July 31, 2013	$32,036	$45.21	709
October 31, 2013	$32,291	$46.27	698
January 31, 2014	$32,542	$45.15	721
April 30, 2014	$36,446	$44.14	826
July 31, 2014	$36,776	$46.79	786
October 31, 2014	$37,091	$52.71	704
January 30, 2015	$37,372	$56.74	659
April 30, 2015	$40,458	$50.21	806
July 31, 2015	$40,805	$50.30	811
October 30, 2015	$41,154	$55.73	738
January 29, 2016	$41,471	$49.24	842
April 29, 2016	$45,725	$51.59	886
July 29, 2016	$46,141	$65.64	703
October 28, 2016	$46,472	$57.18	813
January 31, 2017	$50,841	$61.85	822
April 28, 2017	$51,260	$59.67	859
July 31, 2017	$51,698	$57.40	901
October 31, 2017	$52,158	$59.33	879
January 31, 2018	$53,638	$52.71	1,018
April 30, 2018	$54,167	$47.54	1,139
July 31, 2018	$54,759	$51.68	1,059
October 31, 2018	$55,310	$49.34	1,121
January 31, 2019	$56,968	$51.28	1,111
April 30, 2019	$57,557	$51.38	1,120
July 31, 2019	$58,150	$53.66	1,084
October 31, 2019	$58,725	$52.84	1,111

ITEM 4.	Purpose of Transaction.
Item 4 is amended in its entirety to read as follows:
The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is investment. The Reporting Persons may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Articles of Incorporation, as amended, of Saul Centers.
B. Francis Saul II is the Chief Executive Officer and President of Saul Centers. Mr. Saul also serves as the Chairman and a member of the Board of Directors of Saul Centers.
None of the Reporting Persons currently has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is amended in its entirety to read as follows:

a.	The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)*
B. Francis Saul II	18,066,937	(1)	56.7
B. F. Saul Company	16,366,931	(2)	51.3
B. F. Saul Real Estate Investment Trust	15,360,103	(3)	48.2
Westminster Investing LLC	721,226	(4)	2.3
Avenel Executive Park Phase II, L.L.C.	14,073	(5)	0.0
Dearborn, L.L.C.	2,458,144	(6)	7.7
B. F. Saul Property Company	686,314	(7)	2.2
Van Ness Square Corporation	609,173	(8)	1.9
SHLP Unit Acquisition Corp.	1,684,223	(9)	5.3
Patricia E. Saul	116,586	(10)	0.4
FBO Francis Saul III & Andrew M.Saul II u/a w/B. Francis Saul II	24,500	(11)	0.1
Trust FBO Andrew M. Saul II	6,121	(12)	0.0
Trust FBO Patricia English Saul	8,321	(13)	0.0
Trust FBO Sharon Elizabeth Saul	3,000	(14)	0.0
Sharon Elizabeth Saul Trust	4,072	(15)	0.0
Elizabeth Willoughby Saul Trust	8,321	(16)	0.0
Andrew M. Saul Trust	3,000	(17)	0.0
Patricia English Saul Trust	8,321	(18)	0.0

* Holdings are as of November 26, 2019
** Based on the 23,116,832 shares of Common Stock of Saul Centers and 7,886,916 Units reported in Saul Centers Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, without giving effect to the Ownership Limit.

(1)
Includes all of the shares of Common Stock beneficially owned by the Saul Entities, the Trusts, B. Francis Saul II and Mrs. Patricia E. Saul. B. Francis Saul II owns 38,330 shares of Common Stock directly and owns options to purchase 12,500 shares of Common Stock that are exercisable within 60 days, as well as 33,278 shares of phantom stock pursuant to the Directors Plan, which may be exchanged for shares of Common Stock under certain circumstances. In addition, units equivalent to 102,956 shares of Common Stock are held in the individual 401(k) account of B. Francis Saul II. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 65,956 shares held by the Trusts, 111,913 shares held by Mrs. Patricia E. Saul and Units equivalent to 4,673 shares of Common Stock held in the individual 401(k) account Mrs. Patricia E. Saul, except to the extent of his pecuniary interest therein.

(2)
Includes all of the shares of Common Stock beneficially owned by Saul Property, the Saul Trust, Avenel, Dearborn and SHLP Unit Acquisition. Saul Company owns 320,514 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Company because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

(3)
Includes all of the shares of Common Stock beneficially owned by Avenel, Dearborn and SHLP Unit Acquisition. The Saul Trust owns 8,006,337 shares of Common Stock directly and holds Units convertible into 3,197,326 shares of Common Stock that are exercisable within 60 days. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Trust because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

(4)	Westminster Investing owns 403,726 shares of Common Stock directly and holds Units convertible into 317,500 shares of Common Stock that are exercisable within 60 days.
(5)	Avenel owns 2,774 shares of Common Stock directly and holds Units convertible into 11,299 shares of Common Stock that are exercisable within 60 days.
(6)	Dearborn owns 533,756 shares of Common Stock directly and holds Units convertible into 1,924,388 shares of Common Stock that are exercisable within 60 days.
(7)	Saul Property owns 362,027 shares of Common Stock directly and holds Units convertible into 324,287 shares of Common Stock that are exercisable within 60 days.
(8)	Van Ness owns 35,062 shares of Common Stock directly and holds Units convertible into 574,111 shares of Common Stock that are exercisable within 60 days.
(9)	SHLP Unit Acquisition owns 146,218 shares of Common Stock directly and holds 1,538,005 Units, which are convertible into shares of Common Stock within 60 days.
(10)	Patricia E. Saul owns 116,586 shares of Common Stock directly.
(11)	The Saul Family Trust owns 24,500 shares of Common Stock directly.
(12)	The A.M.S Saul Trust owns 3,000 shares of Common Stock directly.
(13)	The P.E.S Trust owns 8,321 shares of Common Stock directly.
(14)	The S.E.S Trust owns 4,072 shares of Common Stock directly.
(15)	The Sharon Elizabeth Saul Trust owns 3,000 shares of Common Stock directly.
(16)	The Elizabeth Willoughby Saul Trust owns 8,621 shares of Common Stock directly.
(17)	The Andrew M. Saul Trust owns 6,121 shares of Common Stock directly.
(18)	The Patricia English Saul Trust owns 8,321 shares of Common Stock directly.

The Reporting Persons beneficially own a total of 7,886,916 Units, which Units, in general, are convertible into shares of Common Stock on a one-for-one basis. Under the terms of the SHLP limited partnership agreement, Units may not be converted if doing so would cause the Reporting Persons and other affiliates of Mr. Saul to beneficially own collectively greater than 39.9% of the aggregate value of Saul Centers’ outstanding equity stock, as calculated pursuant to Saul Centers’ Articles of Incorporation. As a result, 5,756,916 Units held by the Reporting Persons cannot be converted. Fluctuations in the price of the Common Stock and Saul Centers’ preferred stock will cause the number of Units that are convertible at any given time to increase or decrease.

The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Company shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Trust, Saul Property Company, Avenel, Dearborn and SHLP Unit Acquisition. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Avenel, Dearborn and SHLP Unit Acquisition. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities with the other directors, trustees or general partners of the Saul Entities. B. Francis Saul II, as sole trustee of the Trusts, has the sole power to vote and the sole power to direct the disposition of the shares of Common Stock held by the Trusts.
The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Item 3 of this Schedule 13D and are incorporated herein by reference.
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.

ITEM 7.	Material to be Filed as Exhibits.
 Exhibit 1. Joint Filing Agreement dated as of September 6, 2005, incorporated by reference to Exhibit 1 to Amendment No. 23 to the Schedule 13D, filed with the Securities and Exchange Commission on September 8, 2005.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2019	By:	/s/ B. Francis Saul II
B. Francis Saul II

B. F. SAUL COMPANY

November 22, 2019	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

November 22, 2019	DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

November 22, 2019	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

B. F. SAUL REAL ESTATE INVESTMENT TRUST

November 22, 2019	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer

SHLP UNIT ACQUISITION CORP.

November 22, 2019	By:	/s/ B. Francis Saul II
B. Francis Saul II, Chairman and Chief Executive Officer